
May 23, 2024

Frank Wheatley
Chief Executive Officer
Snow Lake Resources Ltd.
360 Main St 30th Floor
Winnipeg, MB R3C 0V1
Canada

   Re: Snow Lake Resources Ltd.
    Form 20-F for the Fiscal Year Ended June 30, 2023
    Filed October 31, 2023
    File No. 001-41085

Dear Frank Wheatley:

   We issued comments to you on the above captioned filing on April 19, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 7, 2024.

   If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

   Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Daniel Nauth